416 Main Street

Johnstown, PA 15901

Toll Free: (800) 372-7368

Tel: (814) 361-3860

Fax: (814) 361-3861

www.eparent.com

November 13, 2007

David R. Humphrey, Branch Chief

U.S. Securities and Exchange Commission

101 F Street

Mail Stop 3561

Washington, D.C. 20549

Re:  EP Global Communications, Inc. (the “Company”)

Calendar Year 2006 Annual Report on Form 10-KSB

File No. 000-30797

We are responding to your letter of October 24, 2007.  The Company has recently filed an amendment to its 2006 Annual Report on Form 10-KSB incorporating changes relative to the Staff comments and our responses, below.

Form 10-KSB for the year ended December 31, 2006

Material Agreements, page 9

1.

We refer you to the description of your joint venture with Vemics, Inc.  We would like to gain a better business understanding of this transaction. Please explain how you have accounted for this joint venture. Please specifically describe (1) how you earn revenue on the Vemics services that you market and resell to your customers, (2) how you account for any expenses you incur as a result of this agreement, and (3) your method of valuing and accounting for the license that you received to provide Vemics services, software and documentation to your customers. Please tell us whether revenues earned under this agreement are recorded as component of “online seminars” or whether they are included within another category of revenues. Also, consideration should be given to discussing this joint venture within the MD&A

David R. Humphrey, Branch Chief

November 13, 2007

U.S. Securities and Exchange Commission

section, including how the joint venture has performed in past periods and your expectations for this relationship on a forward-looking basis.

Response:

The Company entered into an agreement with Vemics, Inc. in late 2005 and filed such information under Form 8-K.  (See http://www.sec.gov/Archives/edgar/data/1113947/000106594305000062/f8k.htm for the text of Form 8-K; http://www.sec.gov/Archives/edgar/data/1113947/000106594305000062/ex101.htm for the text of the agreement).

Under this agreement, each of the parties is jointly marketing not only its services, but the services of the other. The Company does not specifically earn revenue associated with Vemics services in connection with its sales.  Nor, does Vemics earn revenue specifically associated with the Company's services.

For example, when the Company sells an on-line seminar, the net proceeds (revenue associated with the seminar, after reduction of costs associated with subject matter, speakers, email blasts, and streaming video conferencing) are shared equally with Vemics.  Were it to be the case that Vemics sold an on-line seminar, the basic accounting would be the same except that the gross costs and expenses would be reflected in the Vemics financial statements and the net amount disbursed from Vemics to the Company would be shown as revenue in the Company's financial statements.

Essentially, the availability of the Company's special needs content aids Vemics in selling its services, and the availability of Vemics infrastructure aids the Company in selling on-line seminars.

At the time the Company entered into this agreement, revenue that was to be generated, if any, was uncertain and dependent solely on the Company's ability to sell future on-line seminars.  Accordingly, the Company did not assign a value to the "license" element of the agreement inasmuch as any such value would more likely than not have required a valuation reserve.

The Company accounts for the revenue in the caption entitled "On line seminars."  The Company has historically accounted for the costs (described above), in various functional accounts that generally roll up into "Cost of sales" expenses.

Item 6. Management’s Discussion and Analysis

Critical Accounting Policies, page 15

2.

We note your section on critical accounting policies. However, it appears that your discussion is a mere repetition of disclosure from Note 1 to your financial statements. Pusuant to FR-60, this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. FR-60 states that registrants need not repeat information that is already included in the financial statements or other sections of the filing.  Please revise.

Response:

Staffs' comment has been noted and, since, in fact, there are no material differences from the financial statement disclosure, the section on Critical Accounting Policies has been deleted.

Plan of Operation, page 16

3.

We note that you include an extensive explanation on your plan of operations. However, per Item 303 of Regulation S-B, as you have had revenues in each of the last two fiscal years, your Item 6 disclosures are not required to include a section specifically focusing on the plan of operations. Instead, your Management’s Discussion and Analysis section should focus on your analysis of financial condition and results of operations, and if applicable, a section on the company’s off-balance sheet arrangements. Please note, while the plan of operations section is not required, we believe you have included much useful information in this section, and should consider incorporating such information into your MD&A discussion as much as possible. We refer you to the guidance found in Item 303(b) and (d) of Regulation S-B. Please revise accordingly in all periodic filings.

Response:

The use of the caption “Plan of Operations” in this section was unintentionally misleading since the Company has been in operation and is not a start-up company.  The placement of the text is already included in Managements' Discussion and Analysis; accordingly, the Company has revised the caption describing the disclosure to “Operating Activity.”

4.

As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your MD&A section to generally focus on: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. As noted in the previous comment, it appears that some of the information provided in your Plan of Operations section could be readily transferred to a useful discussion as an MD&A overview or to analyze your financial condition. Additional guidance can be found in Item 303(b) of Reguation S-B.

Response:

We believe the Company response to comment 3, above, is also responsive to this comment.

5.

We note that you have been awarded an appropriation from the U.S. Military for $830,650, of which you state the first two payments have been received, with the majority of the payments expected in 2007.  Please tell us how you have accounted for this contract, for both amounts received and amounts expected. In addition, it appears that your services under this contract will be delivered in 2007.  Please confirm.

Response:

The U.S. Military contract for $830,650 was disbursed in four equal installments of $207,662.50.  At December 31, 2006, the first installment had been received and, consistent with our revenue recognition policy, this amount was recognized as deferred revenue.  The second installment was received during the first quarter of 2007 (prior our 2006 annual report on Form 10-KSB).   This installment of $207,662.50 was also recognized as deferred revenue.  Subsequently, revenue is being recognized periodically as the Company provides services to the U.S. Army.

Results of Operation, page 23

6.

Please revise to discuss and analyze underlying causes of all material changes. For example, you state on page 23 that revenues decreased due to a decrease in advertising, subscription and special project revenues, but you do not discuss any underlying reasons for the decrease in these revenues, nor the probability that this trend will continue. Please revise to provide more detail on the reasons for any significant changes between years in the line items of your financial statements. We noted your current Plan of Operations section contains discussion regarding several anticipated sources of future revenues and projected additional expenses. Consideration should be given to including these items when discussing current and future trends.

Response:

The “Results of Operation” section has been revised to provide more detail and discussion as to the variations in specific categories.

Item 8A, Controls and Procedures, page 25

7.

We note your statement that your principal executive officer and your principal financial officer “have concluded the controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure is identified and communicated on a timely basis.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, see the related comment below.

Response:

The disclosure has been revised to clarify the effectiveness of disclosure controls and procedures.

8.

We note your statement that the principal executive officer and principal financial officer have concluded that the company’s current disclosure controls and procedures are adequate except for a material weakness that existed prior to September 2005. Given the exceptions noted, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:

The disclosure has been revised to clarify the effectiveness of disclosure controls and procedures.

9.

Disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Response:

The disclosure regarding the material weakness has been revised to provide more detail and discussion as to the nature of the weakness and the Company's assessment of the matter as of the end of calendar year 2006.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

10.

Please revise to include depreciation and amortization expense as a component of operating expenses.

Response:

The Consolidated Statement of Operations at December 31, 2006 has been revised to include Depreciation and Amortization as a component of Operating Expenses.  We will also incorporate this change in all of our periodic reports beginning with the quarterly report for September 30, 2007 to be filed on Form 10QSB.

Note 1. Description of Business and  Summary of Significant Accounting Policies

Revenue Recognition, page F-11

11.

Pursuant to your disclosure, we note that customers generally subscribe to the magazine for three years. As such, please explain why the majority (97%) of deferred subscription revenue is classified as a current liability on your balance sheet. In this regard, the classification of this item as a current liability leads the reader to believe that amount will be recognized as revenue within the coming year. However, when reviewing the revenue recognized for subscriptions in the first two quarters of 2007 as filed in your Form 10-QSB as of June 30, 2007, it does not appear that most of the deferred subscription revenue at December 31, 2006 will be recognized as revenue during 2007. Please advise.

Response:

Our disclosure in our financial statements contained in Form 10-KSB has been revised to more specifically identify the maturing subscription revenue stream.  Over the past year, we determined that the majority of subscription renewals, in fact, have terms of less than three years.  We also determined that 65% of subscriptions would expire within twelve months.  We also noted that as maturing subscriptions are recognized and transferred from deferred subscription revenue, new subscriptions were typically being added to the deferred subscription account.  The corresponding disclosure will be changed in our Quarterly reports on Form 10-QSB beginning with the quarter ended September 30, 2007.

Cost of Sales, page F-12

12.

Please expand your disclosure to describe the types of costs that are associated with the production of income.

Response:

The disclosure has been revised to provide more detail as to the types of costs associated with the production of income.

Note 4. Debt, page F-18

13.

With regard to the convertible debt instruments with detachable warrants ($3,000,000 from financing agreement on Sept. 25, 2005 and $1,400,000 received through June 30, 2007 from financing agreement on August 15, 2006), we note your conclusion that the detachable warrants and the beneficial conversion features from each of the secured convertible note issuances had a fair value of zero at the issuance dates. Please explain how you measured and valued the detachable warrants and beneficial conversion features, and provide any calculations performed to support your conclusion. In this regard, we also note that in previous filings (Forms SB-2), you determined a value for the warrants using the Black-Scholes model, and allocated a portion of the convertible debt to additional paid-in capital. It is unclear why your accounting for this transaction has changed. Please demonstrate that your accounting for each of the issuances is in compliance with the guidance in EITF 00-27 at the issuance date.

Response:

When the Company initially filed its Form 10-QSB for the third quarter 2005 (on November 17, 2005), on the advice of its then independent public accounting firm ("Accountant"), it believed the appropriate application of EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" was to classify the transaction as equity.  Accordingly, the language in both management's discussion and analysis and the footnotes to the financial statements described, as advised by its Accountant, the valuation of warrants, beneficial conversion privileges and the financial instrument.  (See http://www.sec.gov/Archives/edgar/data/1113947/000106594305000051/f10qsbq3.htm)

Subsequently, the Company filed an amendment to its registration statement on Form SB-2 on December 30, 2005 reflecting a change in balance sheet presentation from the previously parallel disclosure in the original Form SB-2 insofar as the presentation of the third quarter results were concerned.  See http://www.sec.gov/Archives/edgar/data/1113947

 /000106594305000065/0001065943-05-000065-index.htm.  This change in presentation stemmed from a reassessment of the presentation of the transaction under EITF 00-27 and mangement's conclusion that the financial instrument, indeed, did not qualify as equity; rather, it should have been treated as debt.  Accordingly, the previously filed Form 10-QSB was amended on January 4, 2006; see http://www.sec.gov/Archives/edgar/data/ 1113947/000106594305000065/0001065943-05-000065-index.htm.

Unfortunately, in the course of updating the presentation on the balance sheet, management's related disclosure did not clearly describe the changes and, in some cases, disclosure text carried over that on later examination, is not entirely correct.

The valuations, as reflected in Form 10-KSB are believed by management to be correct and were determined as follows:

♦

Warrants - At December 31, 2005, 3,338,000 warrants had an implied value of $111,500, before discounting (by reference to the Black-Sholes option pricing model – the binomial model produced approximately identical results).  However, the warrants are exercisable at $.15 and the then current quoted value of the stock was approximately $.01.  Notwithstanding the option pricing models, for the foreseeable future these warrants were viewed as far enough under water to be deemed to be of zero value.  The passage of time has confirmed that judgement.

♦

Beneficial Conversion Privilege - At December 31, 2005, the relevant quoted price of the stock was $.035.  Applying the 60% discount and using the Black-Sholes option pricing model, the strike price would be $.021 per share and approximately 95,240,000 shares would have been required to be settle the transaction.  Using the quoted value of the stock, the beneficial conversion privilege, before discounting, would calculate to approximately $1,333,400.

However, the Company believed that this grossly overstated the valuation of the conversion privilege because the Company is only worth so much, and the contractual computation of these values did not, in and of itself, provide incremental value or rational results.  The Company believed that the then current market value of the stock and a block discount of 75%, would suggest a net value, in hand to the lender, of a negative $.0185 per share, or $1.76 million.  Notwithstanding the option pricing models, the beneficial conversion privileges were thus far enough under water to be deemed to be of zero value.  Again, the passage of time has confirmed the Company's judgement.  Were one to calculate the approximate monetary benefit of the conversion privilege, predicated on 100 million shares over the previous two years, the aggregate benefit would only approximate $70,000.  The Company does not regard this amount as material to the presentation of its financial position.

As a result of the foregoing, in any scenario the Company studied, any significant liquidation of the debt through the warrants and / or conversion privileges would appear to have been the substantial equivalent of liquidating the Company.

Thus, the entire proceeds from NIR were presented in the balance sheet as debt, and the fair market value of the warrants and the beneficial conversion privileges as of December 31, 2005 were judged to be nil.  The Company continues to believe this is the most appropriate presentation.

Note 10. Commitments and Contingencies, page F-29

1.

Reference is made to the lawsuit brought against you by Stanley Klein and Kimberly Schive, whereby you have been found liable by the judge with respect to abuse of process and interference with respect to a promissory note in the amount of $124,000. Based on the fact that you have been found liable on these charges, and have stated that you are uncertain that you will prevail with respect to these adverse findings, it appears that a liability may be necessary under the guidelines of SFAS 5.  Please explain what consideration you have given to paragraphs 8-10 of SFAS 5, and provide any analyses you performed in your assessment of a potential liability.

Response:

The Company has revised its disclosure in Form 10-KSB to better reflect that there are a number of unresolved procedural and fact issues relative to this matter despite the finding of the trail judge.  In connection with the guidance contained in paragraphs 8-10 of SFAS5, the Company concluded that the ultimate adjudication of the matter assessing liability against the Company was less than probable and that amount of liability, if any, was indeterminate with the low end of the range of loss, indeed, zero.  The Company also concluded that the chance of an unfavorable outcome was not probable; rather, it was at least reasonably possible.  Accordingly, the Company disclosed the matter but did not accrue any liability.

The Company wishes to affirm that in the time since it's original filing of Form 10-KSB in April 2007 to the date of this letter, nothing has occurred to alter the Company's conclusions as they were at the time of the original filing.

Exhibit 16

2.

Due to your recent change in accountants, you are required to file Exhibit 16.  Please revise to include this exhibit.

Response:

Exhibit 16 has been added to the Exhibit List (being incorporated by reference to the Form 8-K filed on September 22, 2006).

*     *     *     *     *     *

In connection with this response to the matters enumerated above, the Company acknowledges that:

♦

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

♦

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

♦

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any other questions or comments, please contact me.

Sincerely

/s/ James P. McGinnis

James P. McGinnis

Chief Operating Officer